June 14, 2005

VIA OVERNIGHT CARRIER & EDGAR

Mr. Patrick N. Enunwaonye
Mr. Gary Todd
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Advanced Energy Industries, Inc. (the “Company”) Form 10-K for the year ended December 31, 2004 Form 10-Q for the quarterly period ended March 31, 2005 File No. 000-26966

Dear Messrs. Enunwaonye and Todd:

Thank you for your letter of June 2, 2005 with your comments on the Company’s Form 10-K for the year ended December 31, 2004 and Form 10-Q for the quarter ended March 31, 2005. We appreciate the opportunity to address your comments. Set forth below are the responses of the Company.

Form 10-K for the year ended December 31, 2004

Comment #1: We see that you have significant revenues from foreign operations and an increasing presence outside of the United States. In future filings, where significant, please quantify and discuss the impact of changes in exchange rates on reported revenues and expenses.

Company response: The Company will consider on a quarterly basis the impact of changes in exchange rates on reported revenues and expenses and, where significant, will quantify and discuss such impact in future filings.

Comment #2: We see inventory write-downs of $11.3 million, $3 million and $5.8 million in 2004, 2003 and 2002, respectively. Please expand future filings to disclose more details about these write-downs, including disclosure about the specific circumstances responsible for the impairment for each period. In addition, disclose whether impaired inventory was sold, discarded or otherwise disposed. Unless insignificant, you should also address the impact of any sales of impaired inventory on margins.

Company response: In future filings, the Company will expand disclosure regarding inventory write-downs to (a) provide greater detail, including the specific circumstances responsible for the impairment for each period, (b) disclose whether impaired inventory was sold, discarded or otherwise disposed and (c) unless insignificant, address the impact of any sales of impaired inventory on margins.

Comment # 3: With respect to demonstration equipment, we see that you now expense the cost of such equipment when placed with a potential customer while the cost of such equipment was previously amortized over two years. In a supplemental response, tell us why you changed the accounting method for this equipment and explain why the new method is preferable. Expand future filings to identify and describe reasons for the change in more detail. How did your plan for current and future use of demonstration equipment change?

Company response: For future filings, the Company will expand the disclosure of the change in accounting for the demonstration equipment to identify and describe the reasons for the change in more detail. The Company attaches Appendix A hereto, to provide additional information regarding this change, as supplemental information to the Staff.

Comment #4: We note that you recorded impairment charges for intangible assets of $3.3 million, $1.2 million and $1.9 million in fiscal 2004, 2003 and 2002, respectively. With respect to impairment charges, please expand MD&A in future filings to include the following:

a.	A reasonably detailed description of the facts and circumstances leading to impairment;

b.	A description of the method and significant assumptions used to determine fair value;

c.	A discussion of the timing of the charge. This is, what specific events drove the impairment and when did those events occur?

Company response: In future filings, the Company will expand MD&A to include the requested disclosure regarding impairment charges.

Comment #5: We see that the auditors’ reports do not express an opinion on the effectiveness of internal control over financial reporting or management’s assessment thereof. The audit report on internal controls should express a clear opinion and should not be qualified for scope. In a supplemental response, identify the expected timing for completion of the audit of internal control over financial reporting and management’s assessment thereof. Tell us when you plan to provide an amended filing containing unqualified reports from your auditor.

Company response: As requested, the Company has provided its response supplementally, attached as Appendix A hereto.

Comment #6: With respect to the tabular analysis, future filings should disaggregate the item “payments and other settlements” to separately present payments from other settlements. The facts and circumstances leading to non-cash adjustments to exit cost liabilities should be addressed in the accompanying narrative. That is, you should make substantive disclosure about reasons for changes in estimates.

Company response: In future filings, the Company will disaggregate the payments and the other settlements in the tabular analysis of the restructuring reserves. The facts and circumstances leading to non-cash adjustments to exit cost liabilities will be addressed in the accompanying narrative.

Comment #7: Please expand MD&A in future filings to present detailed disclosures about expected and actual cost savings from restructuring activities. Refer to the disclosure guidance from SAB Topic 5-P. Show us how you intend to implement this comment.

Company response: In future filings, the Company will expand MD&A to provide more detailed disclosure regarding expected and actual cost savings from our restructuring activities, taking into account the disclosure guidance provided by SAB Topic 5-P. An exemplar of future disclosure implementing this comment is set forth in Appendix A as supplemental information to the Staff.

Comment #8: Please expand future filings to also present the long-lived asset disclosure specified by paragraph 38b to SFAS 131.

Company response: In future filings, the Company will include the long-lived asset disclosure specified by paragraph 38b to SFAS 131.

Comment #9: Expand future filings to disclose how you measured the fair values of the convertible subordinated notes. We see the risk factor regarding repayment on page 11. Clarify whether and how repayment risk is considered in your estimate of fair value. Refer to SFAS 107 for guidance.

Company response: In future filings, the Company will include disclosure as to how it measures the fair values of the convertible subordinated notes and to clarify how repayment risk is considered, in accordance with SFAS 107.

Form 10-Q for the Period Ended March 31, 2005

Comment #10: We see that gross margin in the first quarter of 2005 was positively impacted by cost re-allocations. Please expand future filings to disclose why you re-allocated costs from costs of sales to selling, general and administrative expense. Also clarify the nature of those costs and explain why comparable reclassifications were not made to prior periods. Also respond supplementally.

Company response: For future filings, the Company will review the identified cost re-allocations and, in such future filings, will disclose the reasons for such cost re-allocations, the nature of these costs and the reasons that comparable reclassifications were not made to prior periods. The Company attaches in Appendix A hereto, as supplemental information to the Staff, additional information regarding the cost re-allocations identified.

Form 8-K Dated April 21, 2005

Comment #11: You present non-GAAP measures in the form of a pro forma statement of operations. That format presents numerous non-GAAP measures, including both balances and subtotals. With respect to earnings releases furnished on Form 8-K, you must provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K for each non-GAAP measure presented. In that regard, for each measure you should provide statements about how you use the measure in conducting and evaluating your business, statements about why that measure provides useful information to investors, and a quantified reconciliation to the most directly comparable GAAP measure. Those disclosures should also address the economic substance behind management’s decision to use each non-GAAP measure, the material limitations associated with use of each non-GAAP financial measure as compared to the use of the most directly comparable

GAAP financial measure, and the manner in which management compensates for those limitations. Either delete the non-GAAP income statements from future press releases or expand to fully comply with the requirement. Show us how you intend to implement this comment.

Company response: The Company does not intend to include non-GAAP financial statements or measures in future press releases.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that it has been responsive to your comments. If you have any questions or need further clarification, please call me at (970) 407-6570.

Sincerely,
/s/ Michael El-Hillow

Michael El-Hillow Chief Financial Officer

APPENDIX A
SUPPLEMENTAL INFORMATION TO THE STAFF

Comment # 3: With respect to demonstration equipment, we see that you now expense the cost of such equipment when placed with a potential customer while the cost of such equipment was previously amortized over two years. In a supplemental response, tell us why you changed the accounting method for this equipment and explain why the new method is preferable. Expand future filings to identify and describe reasons for the change in more detail. How did your plan for current and future use of demonstration equipment change?

Company response: Demonstration equipment is manufactured product that is utilized for sales demonstration and evaluation purposes. Prior to the fourth quarter of 2004, the demonstration equipment program was structured to provide our customers or potential customers with demonstration equipment for them to evaluate and subsequently purchase our equipment, if such equipment met their needs. Under this structuring of the demonstration equipment program, the Company amortized its demonstration equipment based on its originally estimated useful life of two years.

During the fourth quarter of 2004, the Company performed an analysis of the existing demonstration equipment program and determined that the program was not achieving the desired results, primarily in terms of the ultimate sale of the demonstration equipment. Fewer sales than expected were being made of the demonstration equipment as our major customers and a number of potential customers, who had received the bulk of such equipment, typically took the position that such equipment should be provided without charge, as a sample.

As a result, the effort to sell the demonstration equipment has essentially ceased and the focus of the demonstration equipment program will be on achieving design wins with our major customers and significant potential customers, with the demonstration equipment used solely as a sales and marketing tool and with no subsequent efforts to sell the equipment.

Based upon the changes made to the demonstration equipment program, specifically the Company’s decision not to expend resources to realize sales value from the demonstration equipment currently in the field, the net book value of the equipment in the field no longer meets the definition of an asset and therefore the Company wrote-off the net book value of the demonstration equipment. Going forward, the Company changed the accounting treatment for the demonstration equipment to more appropriately reflect the new focus of the program and the substance of the transactions. Now that the demonstration equipment is being used solely as a sales and marketing tool it is expensed to SG&A in the period in which it is given to our customer or potential customer.

In future filings, the Company will expand disclosures to include the above details.

Comment #5: We see that the auditors’ reports do not express an opinion on the effectiveness of internal control over financial reporting or management’s assessment thereof. The audit report on internal controls should express a clear opinion and should not be qualified for scope. In a supplemental response, identify the expected timing for completion of the audit of internal control over financial reporting and management’s assessment thereof. Tell us when you plan to provide an amended filing containing unqualified reports from your auditor.

Company response: Currently, the Company’s independent auditor is working to complete its evaluation of the Company’s internal control over financial reporting at December 31, 2004 and management’s assessment thereof, the results of which will be reflected in a new auditor’s report that expresses opinions on both of such matters. The Company has directed its auditor to, and understands that the auditor will, issue such report on or before July 29, 2005. Immediately thereafter the Company will file an amendment to its Form 10-K to include the new report by the auditor.

Comment #7: Please expand MD&A in future filings to present detailed disclosures about expected and actual cost savings from restructuring activities. Refer to the disclosure guidance from SAB Topic 5-P. Show us how you intend to implement this comment.

Company response: In future filings, the Company will expand MD&A to provide more detailed disclosure regarding expected and actual cost savings from our restructuring activities, taking into account the disclosure guidance provided by SAB Topic 5-P. The following illustrates how we intend to expand our disclosures in future filings:

In conjunction with our continuing progress in transitioning our high-volume manufacturing to Shenzhen, China, we recorded $3.7 million of restructuring charges in the fourth quarter of 2004 and $___in the first ___months of 2005. These charges are primarily attributable to employee severance and termination costs for ___employees in the Fort Collins facility and ___employees in our European operations. These headcount reductions will be offset, in part, by new hires in the Shenzhen, China facility.

Upon completion of the transfer of high-volume manufacturing from Fort Collins to Shenzhen, China, the Company expects to save approximately $___annually in labor and related costs at current production volumes, representing the reduced costs primarily in the U.S. offset by increased costs in China. The expected savings is anticipated to be realized as to $___ in costs of sales, $___in SG&A and $___in research and development. Beginning in the first quarter of 2006 and subsequent periods, the Company expects to begin to fully realize these savings. The cash requirements of our restructuring plan are $___, of which $___has been paid through ___, 2005. The expected remaining cash requirements of $___are primarily for the remaining severance payments to be made by ___, 2005.

Facility closing charges were recognized under the restructuring program in 2002 for the expected remaining future cash outlays associated with trailing lease liabilities and lease termination payments in connection with plans to close certain leased facilities. The remaining liability is expected to be paid over the remaining lease terms expiring through the end of 2006 and is reflected net of expected sublease income of $___. Additional charges and cash requirements may be required in the future if the expected sublease income is not realized.

Comment #10: We see that gross margin in the first quarter of 2005 was positively impacted by cost re-allocations. Please expand future filings to disclose why you re-allocated costs from costs of sales to selling, general and administrative expense. Also clarify the nature of those costs and explain why comparable reclassifications were not made to prior periods. Also respond supplementally.

Company response: Gross margin in the first quarter of 2005 was positively impacted by 1.7 percentage points, as disclosed on page #28 within MD&A of our first quarter Form 10-Q, due to the discontinuation of cost-allocations relating to our human resource and finance departments. A portion of these costs was previously allocated to cost of sales from selling, general and administrative (“SG&A”) expenses. As part of the organizational restructuring activities that we are making, we have reviewed all aspects of our management reporting and determined that the continued allocation of such costs was no longer appropriate. The change in allocation of these costs in the first quarter of 2005 had no significant impact on reported trends; no impact on meeting consensus expectations; no impact on income from operations or net income; and no impact on compliance with regulatory requirements or compliance with loan covenants or other contractual requirements.

The comparable first quarter 2004 amount was not reclassified due to immateriality. Quantitatively, the amount for the first quarter of 2004 is approximately $1.4 million, or 1.4 percentage points of gross margin. Although the amount of the reclassification was determined to be immaterial, the Company believed that it was prudent to make disclosure of the positive impact in the current period, understanding that certain readers of the financial statements consider the gross profit percentage to be a key measurement. More important to the reader of the financial statements is that gross margin significantly decreased from the 2004 period to the 2005 period, which was due primarily to decreased absorption of overhead costs, offset slightly by the cost re-allocation. The following table shows the impact on the reported amounts if the prior period was adjusted to reclassify the comparable costs:

	Reported	If adjusted	Reported
	Q1 2004	Q1 2004	Q1 2005
Sales	104,487	104,487	86,140
Cost of sales	66,073	64,636	57,065

Gross profit	38,414	39,851	29,075
Gross profit %	36.8%	38.1%	33.8%

SG&A	14,974	16,411	13,448

As a % of sales	14.3%	15.7%	15.6%
Operating Expenses	28,604	30,041	25,725
As a % of sales	27.4%	28.8%	29.9%

The Company’s qualitative considerations include the observation that reported trends with and without making prior period reclassifications are not materially impacted. Gross profit percentages declined from the prior period regardless of the reclassification, as did total cost of sales, SG&A and total operating expenses. The lack of prior period reclassification does not impact reported income from operations or reported net income, and therefore does not change a loss into income or vice versa. The lack of prior period reclassification also does not affect the Company’s compliance with regulatory requirements, loan covenants or other contractual requirements.

Based upon qualitative and quantitative considerations, the Company considers the impact of the change immaterial as we do not believe that, in light of the disclosures made, the magnitude of the impact on the prior period is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the reclassification of such amount.

In future filings, the Company will expand disclosure to include both the current period and prior period impacts of the allocation of human resource and finance department costs on gross margin.